COMMENTS RECEIVED ON APRIL 7, 2014

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity VIP Investment Grade Central Fund

AMENDMENT NO. 84

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Central Fund

AMENDMENT NO. 51

1. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for each fund. If there is no policy to disclose, the Staff requests we state that each fund may invest in debt instruments of any maturity.

R: Each fund does not have a principal investment strategy to invest in securities of a particular maturity. We believe that the funds principal investment strategies disclosure accurately reflects each fund's current principal investment strategies and, therefore, we have not modified the disclosure.

2. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

"The Adviser may invest up to 10% of the fund's assets in lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph in Part A of the registration statement. Accordingly, we respectfully decline to modify the disclosure.

3. All funds

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their respective 80% policies.

Fidelity Garrison Street Trust (File No. 811-04862, Amendment No. 84 & Fidelity Hanover Street Trust (File No. 811-03466), Amendment No. 51

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4. All funds

"Investment Policies and Limitations" (Part B of the Registration Statements)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to segregate assets equal to the full notional amount of the swap agreement. We believe that each fund's disclosure regarding swap agreements in the "Investment Policies and Limitations" section of the Statement of Additional Information is accurate and complete and, therefore, we have not modified the disclosure.

5. All funds

"Trustees and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

Fidelity Garrison Street Trust (File No. 811-04862, Amendment No. 84 & Fidelity Hanover Street Trust (File No. 811-03466), Amendment No. 51

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6. All funds

"Trustees and Officers" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

7. Fidelity Emerging Markets Debt Central Fund

"Investment Details" (Part A of the Registration Statement)

"Investment Objective"

"The fund seeks high total return."

C: The Staff requests that the term "total return" be defined in the Part A.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

8. Fidelity Emerging Markets Debt Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The Staff requests we add a risk for derivatives.

R: The fund does not have a principal investment strategy of investing in derivatives. Accordingly, we have not modified disclosure.

9. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.